POWER SOLUTIONS INTERNATIONAL, INC.

201 Mittel Drive

Wood Dale, Illinois 60191

July 9, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	Power Solutions International, Inc.
Registration Statement on Form S-1
File No. 333-188580

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Power Solutions International, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above referenced Registration Statement on Form S-1, as amended by Amendment No. 1 and Amendment No. 2 thereto, may be declared effective on Wednesday, July 10, 2013, at 4:00 p.m., Eastern Time, or as soon thereafter as possible, subject to prior telephone confirmation.

In connection with such request, the Company hereby acknowledges the following:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3.	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

If you have any questions regarding the Registration Statement or this letter, please contact me, or Mark D. Wood (312/902-5493) of our counsel, Katten Muchin Rosenman LLP.

Very truly yours, Power Solutions International, Inc.

By:	/s/ Catherine V. Andrews
Name:	Catherine V. Andrews
Title:	General Counsel

cc:	Gary S. Winemaster
Eric Cohen
Daniel Gorey
Mark D. Wood, Esq.
Thomas S. Levato, Esq.

July 9, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Power Solutions International, Inc.
Registration Statement on Form S-1, as amended
File No. 333-188580

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that as of the date hereof, approximately 581 copies of the Preliminary Prospectus dated July 3, 2013 were distributed as follows: 0 to prospective underwriters; approximately 453 to institutional investors; 0 to prospective dealers; and approximately 128 to individuals.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

We hereby join in the request of the registrant that the effectiveness of the above-referenced Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern time on July 10, 2013 or as soon thereafter as practicable.

Very truly yours, Craig-Hallum Capital Group LLC For itself and as Representative of the several Underwriters

By:	/s/ Patricia Bartholomew
Name:	Patricia Bartholomew
Title:	General Counsel